UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                (RULE 13D - 101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13D-2(a)


                           COMPUTER MARKETPLACE, INC.
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                                (NAME OF ISSUER)



                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   205-216302
                     --------------------------------------
                                  CUSIP NUMBER)



                   L. Wayne Kiley, Computer Marketplace, Inc.
                     1171 Railroad Street, Corona, CA 91720
                                 (909) 735-2102
                     --------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 APRIL 23, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                              (Page 1 of 5 Pages)

                                  SCHEDULE 13D

----------------------    ------------------------------------------------------
CUSIP NO. 205-216302      PAGE              2        OF     5            PAGES
----------------------    ------------------------------------------------------

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1      NAME OF REPORTING PERSON:           ROBERT M. WALLACE
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS
                SC
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5      CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
       TO ITEMS (2)(D) OR (E)                                                [ ]
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6      CITIZENSHIP OR PLACE OR ORGANIZATION
                UNITED STATES
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                                      7     SOLE VOTING POWER
          NUMBER OF                         6,426,800*
           SHARES                  ---------------------------------------------
         BENEFICIALLY                 8     SHARED VOTING POWER
          OWNED BY                          NONE
            EACH                   ---------------------------------------------
          REPORTING                   9     SOLE DISPOSITIVE POWER
           PERSON                           6,426,800*
            WITH                   ---------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            NONE
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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,426,800*
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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51%**
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   14  TYPE OF REPORTING PERSON
       IN
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-----------------------
* Includes (i) 24,000 shares of the Issuer's common stock issuable to Gateway Advisors, Inc. ("Gateway Advisors"), a company owned and controlled by Mr. Wallace, upon the conversion of 6,000 shares of the Issuer's Series A Preferred Stock, (ii) 1,500,000 shares of Common Stock issuable to Gateway Advisors upon the exercise of a Common Stock Purchase Warrant held thereby, and (iii) 102,800 shares of Common Stock held by the Gateway Advisors Profit Sharing Plan.

**  Based upon  11,091,459  shares of Common Stock  outstanding  as of April 23,
1999.

                               (Page 2 of 5 Pages)

                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.0001 per share ("Common Stock"), of Computer Marketplace, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 1171 Railroad Street, Corona, CA 91270.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)      Robert M. Wallace

         (b)      675 North First Street, 10th Floor, San Jose, CA  95112

         (c) President of Gateway Advisors and Chairman of the Board of the Issuer. Gateway Advisors is a merchant banking firm which makes equity investments in various businesses and provides advice on financial and strategic planning matters. Gateway Advisors is located at the address set forth in 1(b) above.

         (d) Mr. Wallace has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Wallace has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Wallace being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Wallace is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of April 21, 1999, the Issuer and each of the stockholders of E-Taxi, Inc., a Delaware corporation ("E-Taxi"), entered into a Stock Purchase Agreement, pursuant to which the Company acquired all of the issued and outstanding capital stock of E-Taxi (the "E-Taxi Acquisition") on April 23, 1999 (the "Closing Date"). As consideration for 9,074,000 shares of the E-Taxi's common stock and 400,000 shares of the E-Taxi's Series A Preferred Stock, the Issuer issued an aggregate of 9,074,000 shares of the Common Stock and 400,000 shares of the Issuer's Series A Preferred Stock. Prior to the closing of the E-Taxi Acquisition, Mr. Wallace beneficially owned 4,926,000 shares of E-Taxi common stock.

         As of a result of the E-Taxi Acquisition, Mr. Wallace became the Chairman of the Board of the Issuer and the beneficial owner of 4,926,800 shares of Common Stock which includes (i) 24,000 shares of Common Stock issuable upon the conversion of 6,000 shares of the Issuer's Series A Preferred Stock owned by Gateway Advisors and (ii) 102,800 shares of Common Stock owned by the Gateway Advisors Profit Sharing Plan. Mr. Wallace disclaims beneficial ownership of (i) 600,000 shares of Common Stock owned by Cameo Wallace, Mr. Wallace's adult daughter, (ii) 600,000 shares of common Stock owned by Charity Wallace, Mr. Wallace's adult daughter, (iii) 260,000 shares of Common Stock owned by Maxine Wallace, Mr. Wallace's mother and (iv) 120,000 owned by Brian P. Burns, an employee of Gateway Advisors.

                               (Page 3 of 5 Pages)

         In addition, as of April 9, 1999, the Issuer and Gateway Advisors entered into a Financial Advisory Agreement, pursuant to which Gateway Advisors agreed to provide certain business development and financial advisory services to the Issuer for a period of two (2) years in exchange for the issuance by the Issuer of 1,500,000 Common Stock Purchase Warrants. Each warrant entitles the holder to purchase one (1) share of Common Stock at an exercise price of $2.50 per share until April 8, 2000.

ITEM 4.    PURPOSE OF TRANSACTION.

         The E-Taxi Acquisition was consummated so that the Issuer will have an opportunity to expand its business by further developing E-Taxi's goal of creating a comprehensive, vertical internet portal for the Small Office/Home Office market, and E-Taxi will have the opportunities available to public companies.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As of April 23, 1999, Mr. Wallace beneficially owned 6,426,800 shares of Common Stock which includes (i) 24,000 shares of the Common Stock issuable to Gateway Advisors, a company owned and controlled by Mr. Wallace, upon the conversion of 6,000 shares of Series A Preferred Stock, (ii) 1,500,000 shares of Common Stock issuable to Gateway Advisors upon the exercise of a Common Stock Purchase Warrant held thereby, and (iii) 102,800 shares of Common Stock held by the Gateway Advisors Profit Sharing Plan. Based upon 11,091,459 shares of common Stock outstanding as of April 23, 1999, Mr. Wallace beneficially owned 51% of the shares of Common Stock outstanding as of such date. As of May 3, 1999, each share of the Series A Preferred Stock outstanding was automatically converted into four (4) shares of Series A Preferred Stock, or an aggregate of 1,600,000 shares of Common Stock, including the 6,000 shares of Series A Preferred Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3 above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         A. Stock Purchase Agreement, dated as of April 21, 1999, among the Company and the stockholders of E-Taxi, Inc.

         B. Financial Advisory Agreement, dated as of April 9, 1999, between the Company and Gateway Advisors, Inc.

                               (Page 4 of 5 Pages)

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAY 10, 1999
------------
   (Date)


                                             /s/ ROBERT M. WALLACE
                                             ---------------------
                                                 Robert M. Wallace

                               (Page 5 of 5 Pages)